EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	SIX
	MONTHS
	ENDED	YEAR ENDED DECEMBER 31,
	JUNE 30,
	2003	2002	2001	2000	1999	1998

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST, AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	$4,164	$129,907	$146,405	$(70,924)	$(127,776)	(386,211)
FIXED CHARGES
INTEREST EXPENSE AND AMORTIZATION OF DEBT AND ISSUANCE COSTS	$5,205	$25,085	$25,048	$18,639	$15,079	14,578
CAPITALIZED INTEREST	218	811	—	—	—	—
INTEREST PORTION OF LEASES	3,589	8,413	8,506	6,133	5,033	3,600

TOTAL FIXED CHARGES	9,012	34,309	33,554	24,772	20,112	18,178

INCOME (LOSS) BEFORE INCOME TAXES, MINORITIES INTEREST PLUS FIXED CHARGES (A)	$13,176	$164,216	$179,959	$(46,152)	$(107,664)	$(368,033)
RATIO OF EARNINGS TO FIXED CHARGES (A/B)	1.5	4.8	5.4	—	—	—
DEFICIENCY OF EARNINGS TO FIXED CHARGES	$—	$—	$—	$70,924	$127,776	$386,211